EXHIBIT 99.9

CONSENT OF TETRA TECH WEI INC.

March 20, 2012

Brigus Gold Corp.

United States Securities and Exchange Commission

Re: Brigus Gold Corp.

Ladies and Gentlemen:

We hereby consent to (i) the use of our name in connection with the following documents and reports, which are either referenced in or filed as exhibits with the Annual Report on Form 40-F for the year ended December 31, 2011 (the “Form 40-F”) of Brigus Gold Corp. (the “Company”) to which this consent relates: (A) the technical reports entitled “Black Fox Project National Instrument 43-101 Technical Report” dated January 6, 2011, “NI 43-101 Technical Report, Pre-feasibility Study, Brigus Gold Corp., Goldfields Project, Saskatchewan, Canada” dated effective October 6, 2011 and “Technical Report and Resource Estimate on the 147 and Contact Zones of the Black Fox Complex, Ontario, Canada” dated December 15, 2011 (collectively, the “Reports”), (B) the Company’s Annual Information Form for the year ended December 31, 2011 and (C) the Company’s Management’s Discussion and Analysis for the year ended December 31, 2011, (ii) the inclusion or incorporation by reference of information derived from the Reports in the Registration Statements on Forms S-8 (File Nos. 333-113889, 333-162558 and 333-167757), as amended, as amended, or any related abbreviated registration statement filed by the Company with the Securities and Exchange Commission pursuant to Rule 462(b) under the Securities Act of 1933, as amended, or in any amendment to any of the foregoing, or to any prospectuses or amendments or supplements thereto and (iii) all other references to us included or incorporated by reference in the above-referenced Registration Statements and in any prospectuses or amendments or supplements thereto.

Sincerely,

Tetra Tech WEI Inc.

/s/ Tim Maunula
Name: Tim Maunula
Title: Authorized person